300 North LaSalle Street Chicago, Illinois 60654
Ryan P. Loneman To Call Writer Directly: (312) 862-3089 ryan.loneman@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

May 7, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Celeste M. Murphy

Kate Beukenkamp

Re:	Neutral Tandem, Inc.

Preliminary Proxy Statement on Schedule 14A

Amendment No. 1 Filed April 19, 2013

File No. 001-33778

Dear Ms. Murphy and Ms. Beukenkamp:

Neutral Tandem, Inc. d/b/a Inteliquent (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 25, 2013, from the staff (the “Staff”) of the Commission. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 19, 2013.

Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

May 7, 2013

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your response to comment 1 from our letter dated April 15, 2013. We note you have not named your auditor yet. We reissue the comment. Please fill in the blanks in your document.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has filled in all blanks in the document as far as practicable, including the name of the Company’s auditor. However, some blanks will continue to remain in the proxy statement until the terms of the proxy mailing are finalized (including but not limited to certain dates and the stockholder proposal deadlines imposed by Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended). The Company confirms that all remaining blanks will be completed in the definitive proxy statement.

Why am I receiving this proxy statement?, page 1

2.	We note your revisions to comment 2 from our letter dated April 15, 2013. The revised disclosure continues to recommend that security holders vote for your nominees and not those of Clinton Magnolia Master Fund. Please revise your disclosure to explain why you are making that recommendation.

Response: The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on the cover letter to the Amendment and page 1 of the Amendment.

* * * * * * * * * * * * * * * * * * * * *

Securities and Exchange Commission

May 7, 2013

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3089.

                Sincerely,

                /s/ Ryan P. Loneman

                Ryan P. Loneman

cc:	Richard Monto

Neutral Tandem, Inc. d/b/a Inteliquent

Gerald T. Nowak, P.C.

Kirkland & Ellis LLP

Stephen Fraidin

Kirkland & Ellis LLP

Theodore A. Peto

Kirkland & Ellis LLP